ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Kathleen M. Nichols T +1 617 854 2418 Kathleen.Nichols@ropesgray.com
February 21, 2018

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:     PNC Funds (the “Trust”) (Registration Nos. 811-04416 and 033-00488)

Responses to Comments on Post-Effective Amendment No. 127

Dear Ms. Dubey:

This letter is being filed to respond to the comments you provided to me telephonically on January 26, 2018 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 127 to its registration statement.  PEA No. 127 was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) on Form N-1A on December 15, 2017 and was designated to become effective on February 28, 2018.  PEA No. 127 was filed in connection with the launch of PNC Treasury Plus Money Market Fund (the “Fund”) and related only to the Fund.  The Trust is filing PEA No. 129 pursuant to Rule 485(b) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement (the “485(b) Amendment”).

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Prospectus

1.  Comment: Please revise the cover, fee table and EDGAR filer information so that the share class naming conventions used are consistent throughout.

Response: The requested changes have been made.

2.  Comment: Please make the following changes to the Shareholder Fees and Annual Fund Operating Expenses table: (i) remove the explanatory parentheticals following “Maximum Sales Charge (Load) Imposed on Purchases” and “Maximum Deferred Sales Charge (Load)”; (ii) remove the line items “Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Other Distributions” and “Exchange Fee”; and (iii) remove the indentation of the “Other Expenses” line item.

Response: The requested changes have been made.

3.  Comment: The Staff notes that the Fund’s name includes the term “Plus.”  It is the position of the Staff that the term “Plus” indicates that the Fund invests exclusively in short-term direct obligations of the U.S. Treasury, repurchase agreements collateralized by obligations of the U.S. Treasury, and other money market funds that invest exclusively in such obligations, and that such exclusive investment may not include cash and cash equivalents.  Please revise the Fund’s disclosure regarding its potential investments in accordance with the use of “Plus” in the Fund’s name.

Response: The Fund respectfully submits that it appropriately reserves the flexibility to maintain from time to time some portion of its assets in demand deposits with its bank custodian as part of its overall management of liquidity risk or to earn a return on amounts that might otherwise go un-invested overnight because of the time of their receipt by the Fund.  The Fund submits, however, that it expects any amounts held in demand deposits overnight will be substantially less than 5% of the Fund’s net assets under normal circumstances.

4.  Comment: The prospectus states that the Fund is the successor to PNC Advantage Institutional Treasury Money Market Fund (the “Predecessor Fund”).  Please explain supplementally why the Fund does not consider the reorganization by which the Predecessor Fund will continue its existing operations as a newly created series of a separate trust (the “Redomiciling Reorganization”) to be a new investment decision requiring the Fund to make a filing on Form N-14.

Response: The Predecessor Fund is currently the sole remaining series of PNC Advantage Funds, a Delaware statutory trust for which PNC Capital Advisors, LLC (the “Adviser”) serves as investment adviser.  The Redomiciling Reorganization will cause the Predecessor Fund to reorganize into the Fund, a shell portfolio that is a series of PNC Funds (also a Delaware statutory trust) and a different legal entity, for which the Adviser also serves as investment adviser. Upon the Redomiciling Reorganization, the Predecessor Fund will continue its current operations as a separate series of PNC Funds. The purpose of the Redomiciling Reorganization is to transition the Fund from one legal entity into a legal entity that is operationally identical but has 23 other series.

The Redomiciling Reorganization will not affect the share classes, applicable expenses, shareholder rights and privileges, or other interests appurtenant to shareholders of the Predecessor Fund.  The Fund is expected to mirror the Predecessor Fund in all respects except its name.  The Redomiciling Reorganization will not result in any change in any of the Predecessor Fund’s investment operations, investment policies (fundamental or otherwise), governance (i.e., trustees, officers), service providers or service contracts. Prior to the Redomiciling Reorganization, the Fund will have carried on no business activity, will not have prepared books of account and related records or financial statements or issued any shares except those issued in a private placement to the initial shareholder of the Fund for certain organizational matters.  The Fund will be the successor to the accounting and performance information of the Predecessor Fund.  The Redomiciling Reorganization will not result in any change in any of the Predecessor Fund’s investment operations, investment policies (fundamental or otherwise), governance (i.e., trustees, officers), service providers or service contracts.  In addition, the organizational documents of the Predecessor Fund (i.e., declaration of trust and bylaws) are no different in substance.

While Rule 145 under the 1933 Act may require the use of Form N-14 to register securities issued in connection with certain mergers, consolidations and transfers of assets, the preliminary note to Rule 145 explains that these transactions are subject to the registration requirements of the 1933 Act only when a plan or agreement is submitted to shareholders under which they must “elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.”  Additionally, Rule 145(a)(2) provides an express exception to the general registration requirements of Rule 145 for certain mergers where the sole purpose of the transaction is to change an issuer’s domicile within the United States.  The preliminary note and the exception reflect that some reorganizations are structural in nature and do not fundamentally require investors to make a “new investment decision” (the “no-sale theory”). The Staff has recognized the applicability of the no-sale theory to certain investment company combinations and has issued a series of no-action letters providing its view of the applicability of the express exception within Rule 145(a)(2) in various circumstances. For example, the Staff has taken “no action” positions in a number of cases involving reorganizations into a separate entity organization without any change in domicile.1 The policies underlying the express exception within Rule 145(a)(2) have been applied broadly by the Staff to exempt from registration transactions in which there is a change in domicile and it is accompanied by “incidental” changes in legal form,

1  See, e.g., Lazard Freres Institutional Fund, Inc. (pub avail. Feb. 26, 1987) (reorganization of three Maryland corporations into newly-created shell series of two existing Maryland corporations); and Massachusetts Financial Development Fund, Inc. (pub. avail. Jan. 10, 1985) (reorganization of five Massachusetts business corporations into Massachusetts business trusts).

structure and voting arrangements, though no such changes are contemplated here.2 Rule 145(a)(2) has also been interpreted to permit changes in domicile with accompanying management and structural changes that go beyond those “incidental” to a change in domicile, though no such changes are contemplated here.3

For the reasons stated above, the Redomiciling Reorganization does not involve a new investment decision. It should also be noted that the Redomiciling Reorganization does not involve the combination of existing funds with existing assets, shareholders and operating histories. Rather, prior to the Redomiciling Reorganization, the Fund will have no assets or operating history and simply will serve as a shell into which the Predecessor Fund will be reorganized and all of its assets transferred. Thus, shares of the Fund will represent a continuation of the same investment and economic interests that are presently represented by shares of the Predecessor Fund, simply as a newly created series of a separate legal entity under Delaware law. Accordingly, the Fund respectfully submits that the Reorganization does not involve a new investment decision and fits squarely within Rule 145(a)(2) and existing no action relief from the Staff.

5.  Comment: Please confirm supplementally that shareholder approval of the Redomiciling Reorganization is not required under Rule 17a-8 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Fund hereby confirms that all of the conditions of Rule 17a-8(a)(3)(i)-(iv) are met with respect to the proposed Redomiciling Reorganization.

6.  Comment: Please confirm supplementally that the 485(b) Amendment will not be used to sell shares of the Fund until after the Redomiciling Reorganization is completed.

2  See, e.g., Frank Russell Investment Company (pub. avail. Dec. 3, 1984) (reorganization of Maryland corporation into Massachusetts business trust); John Hancock Bond Fund, Inc. (pub. avail. Nov. 29, 1984) (reorganization of Maryland and Delaware corporations into Massachusetts business trusts); United Gold Shares, Inc. (pub. avail. Sept. 17, 1984) (reorganization of Texas corporation with one series of common shares and Maryland corporation with five series of common shares into Massachusetts business trust with eight series of shares, including two newly-created series of shares).

3  See, e.g., PEMCO (pub. avail. May 31, 1988) (reorganization of New York limited partnership into Maryland corporation where the directors of the successor corporation were different persons from the general partners of the predecessor partnership, new investment policies, restrictions and operations were introduced, and the custodian and independent certified accountants were changed); Aetna Variable Fund, Inc. (pub. avail. Jan 23, 1984) (reorganization of three Maryland corporations into Massachusetts business trusts where changes would be made to “standardize” the advisory, distribution, custodian and transfer agent agreements among the three new entities, and the new advisory agreements would effect changes requiring the payment of certain expenses by the new trusts rather than by the adviser, resulting in a 10-15 basis point increase in fund expenses).

Response: The Trust confirms that the Fund will not sell securities pursuant to the 485(b) Amendment until after the Redomiciling Reorganization is completed.4

7.  Comment: In the section “Payments to Broker-Dealers and Other Financial Intermediaries,” please delete disclosure that the Fund may pay intermediaries for the sale of Fund shares, as the Fund has not adopted a plan pursuant to Rule 12b-1 under the 1940 Act.

Response: The requested change has been made.

8.    Comment: In the section “More Information About Investment Objectives and Principal Investment Strategies,” please revise the disclosure to clarify whether the Fund’s adviser will waive fees for assets the Fund invests in other funds advised by its adviser or solely with respect to the Fund’s short-term cash sweeps, or any investment.

Response: The Fund does not expect at this time to invest in other PNC Funds.  However, the Fund respectfully refers the Staff to the following disclosure in the Prospectus section entitled: “More Information About Investment Objectives and Principal Investment Strategies”: “[t]he Fund will bear the costs and fees associated with investments in other investment companies, including other investment companies managed by the Adviser or its affiliates, except that the Adviser has agreed to waive its advisory fee in an amount equal to the advisory fees paid to the Adviser by a PNC money market fund with respect to the Fund’s short-term reserves swept into a PNC money market fund.”

9.  Comment: Consider whether the “Tax Risk” that is currently present in the Fund’s Item 9 disclosure should also be included in the Fund’s summary prospectus.

Response: The Fund respectfully declines to make any changes in response to this comment.

10. Comment: In the section “Purchasing, Exchanging, and Redeeming Fund Shares,” there is disclosure that Service Shares do not pay 12b-1 fees in the informational bullets.  Please also disclose that there are no 12b-1 fees for Advisor Shares and Institutional Shares.

Response: The requested changes have been made.

11.  Comment: In the section “Purchasing, Exchanging, and Redeeming Fund Shares–Financial Intermediary,” there is disclosure that an investor’s financial consultant,

4  The Fund may sell one or more shares in connection with taking certain initial approvals.  However, the Fund is not expected to have any existing shareholders or assets at the time of the Redomiciling Reorganization.

financial intermediary or institution may charge fees or commissions in connection with share purchases that are not disclosed in the Fund’s prospectus.  Please confirm supplementally that these fees and commissions are not sales loads.

Response: The Fund so confirms none of the referenced fees are sales loads imposed by the Fund.

12.  Comment: In the section “Purchasing, Exchanging, and Redeeming Fund Shares–Financial Intermediary,” please revise disclosure stating that an investor’s authorized financial intermediary must properly and timely communicate  the purchase, redemption or exchange request to the Fund for the investor to receive the Fund’s NAV on such Business Day.  It is the Staff’s position that pursuant to Rule 22c-1 under the 1940 Act, receipt of a purchase, exchange or redemption request in good order by a financial intermediary entitles the investor to receive the Fund’s then-current NAV.  To the extent there is conflicting disclosure elsewhere in the registration statement, please revise as well.

Response: The Fund respectfully declines to make the requested change.  The Fund respectfully submits that under certain circumstances, such as when an intermediary fails to provide a Fund with notice of an order, the Fund should not be the party responsible, via disclosure or otherwise, for making a party whole for the intermediary’s failure to transmit an order.

13. Comment: In the section “Purchasing, Exchanging, and Redeeming Fund Shares–General Information Regarding Purchases,” the Fund states that a purchase order is in good order when that request includes complete information.  Please add disclosure specifying what is meant by “complete information”.  Please also include corresponding disclosure in the section regarding redemption requests.

Response: The Fund has clarified what is meant by complete information by adding the following disclosure:

In general, a purchase order is in “good order” if it includes: (i) the name of the Fund and share class being purchased; (ii) the U.S. dollar amount of the shares to be purchased; (iii) the name and/or the account number (if any) set forth with sufficient clarity to avoid ambiguity; and (iv) the signature of an authorized signatory.

14.  Comment: In the section “Purchasing, Exchanging, and Redeeming Fund Shares–Receiving Your Money,” the Fund discloses that redemption requests may be funded from various sources, and that the Adviser expects to use a variety of resources to honor redemption requests.  Please revise this disclosure to avoid redundancy and to make disclosure more consistent.

Response: The Fund has revised the disclosure as follows:

Redemption requests may be funded from various sources, including Fund portfolio holdings of cash or cash equivalents, short-term investments, proceeds from the sale or maturity of portfolio ~~securities~~investments, interest, dividend income and other monies earned on portfolio investments, ~~and~~ borrowings (including overdrafts from the custodian bank, under the Fund’s line of credit (if any), and/or through the Fund’s Interfund Lending program, as applicable), and various other techniques, including, without limitation, repurchase agreements. Under normal conditions, we typically expect to pay redemption proceeds in cash. The Fund, however, has the right to use assets other than cash for redemption payments and is more likely to use non-cash assets to meet redemption requests during times of deteriorating market conditions or market stress, in cases where PNC Funds believes there are redemption requests representing a very significant portion of the Fund’s outstanding shares or where a significant portion of the Fund’s portfolio is comprised of less-liquid securities. The Fund may be limited in its ability to use assets other than cash to meet redemption requests due to restrictions on ownership of their portfolio assets. More information is contained in the section “Redemptions in Kind” below.

~~The Adviser expects to use a variety of resources to honor requests to redeem shares of the Fund, including available cash; short-term investments; interest, dividend income and other monies earned on portfolio investments; the proceeds from the sale or maturity of portfolio holdings; and various other techniques, including, without limitation, repurchase agreements.~~

15. Comment: Consider adding detail to the Fund’s disclosure regarding in-kind redemptions, specifically whether the Fund may pay in-kind redemptions using slices of portfolio assets, individual securities or representative baskets of securities.

Response: The Fund has included disclosure stating that it may pay in-kind redemptions using, for example, a pro rata portion of portfolio assets (with certain adjustments, such as to avoid creating odd lot positions),  representative baskets of securities or a combination of individual securities, cash and other investments.

16. Comment: In the “Financial Highlights” section, please clarify the narrative to more clearly state that the financial highlights represent the financial history of the Predecessor Fund.

Response: The Fund has revised the narrative disclosure to read as follows:

The tables that follow present performance information about the Institutional, Advisor and Service Shares of the Predecessor Fund. This information is intended to help you understand the Predecessor Fund’s financial performance for the past five years, or, if shorter, the period of the Predecessor Fund’s or share class’ operations. All per share information reflects financial information for a single Predecessor Fund share. The total returns in the table represent the rate that you would have earned (or lost) on an investment in the Predecessor Fund, assuming you reinvested all of your dividends and distributions. The financial history shown below represents the financial history of the Predecessor Fund.

Statement of Additional Information

17. Comment: In the section “Disclosure of Portfolio Holdings,” there is disclosure to the effect that BNY Mellon may disclose the Trust’s non-public portfolio securities holdings to certain third-party service providers.  To the extent such third-party service providers are not otherwise named in the registration statement, please specifically name such service providers, as required by Item 16(f)(2) of Form N-1A.

Response: The Fund has revised disclosure to specifically name established third-party service providers that may receive the Trust’s non-public portfolio securities holdings.

18.  Comment: In the “Investment Limitations and Restrictions” section, the Fund has a fundamental investment restriction not to concentrate in any industry.  Fundamental policy 1(c) states that “utilities will be divided according to their services, for example, gas, gas transmission, electric and gas, electric, and telephone will each be considered a separate industry”.  Please explain supplementally the basis for separating the gas and electric industries while retaining a separate industry classification for “electric and gas.”

Response: The Trust believes this listing of industries is reasonable and in accordance with previous SEC guidance. Specifically, former Guide 19 to Form N-1 stated that “[a] registrant may … select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” Although the Guides have since been rescinded, Guide 19 may be generally instructive with respect to industry concentration. See SEC Release No. IC-29776 (August 31, 2011), footnote 167 and accompanying text. The referenced language of fundamental policy 1(c) has been used historically by series of the Trust and its predecessor entities dating back to at least 1996 and the Trust believes the classifications are related to SIC codes that provide for gas, electric, and “combination” (i.e., electric and gas) utility companies and such usage is reasonable.

19. Comment: In the section “Advisory, Administration, Underwriting, Custodian Services and Transfer Agency Agreements–Advisory Agreements,” the Fund discloses that under its expense limitation agreement, the Adviser may recoup any fees waived or expenses reimbursed if such recoupment occurs within three years following the year in which the Fund accrues a liability with respect to such amount waived or reimbursed and does not cause the Fund’s other expenses to exceed the percentage expense limitation in effect at the time such fees were waived or expenses reimbursed.  Please revise to state that the Adviser may not recoup beyond the expense limitation in effect at the time of recoupment.  Please also revise to state that the Adviser may not recoup after three years following the specific date on which the Adviser waived fees or reimbursed expenses. If the Fund declines to make such change, please explain supplementally why recoupment is no longer probable within a three-year period.

Response: The Fund will clarify its disclosure to reflect that any recoupment of fees waived or expenses reimbursed would be subject to the terms of any expense limitation agreement in place at the time of the recoupment.  The Fund has only recently implemented an expense limitation arrangement and confirms that it will evaluate the period over which it may recoup any fees waived or expenses reimbursed in light of published guidance from the Staff of the Commission.

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We believe that this submission fully responds to your comments.  Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols

cc:          Thomas R. Rus

Mallory L. Bivens

Jeremy C. Smith, Esq.